UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.1)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

    December 17, 2007
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS First New York Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,590
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 906,590
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,590
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON BD

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Thomas F. Donino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,364
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 227,364
	10	SHARED DISPOSITIVE POWER 806,490
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033,854
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS BATL Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Lee Higgins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 100,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,100
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”), is being filed by the undersigned to amend and supplement the Statement on Schedule 13D (the “Statement”) filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”), and Thomas F. Donino (“Mr. Donino” and together, the “Reporting Persons”) on June 6, 2007, with respect to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation., a Delaware company (the “Company”).  The principal executive offices of the Company are located at 410 17th Street, Suite 1850, Denver, Colorado 80202.

Item 2.    Identity and Background.

The first paragraph of Item 2 of the Statement is hereby amended and restated as follows:

(a)-(c) This Statement is being filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”), Thomas F. Donino (“Mr. Donino”) and Lee Higgins (“Mr. Higgins”), together, referred to as the “Reporting Persons”.

Item 2 is hereby supplemented by the addition of the following paragraph:

Mr. Higgins, whose business address is 90 Park Avenue, 5th Floor, New York, New York 10016, is a Partner of FNYS, who shares discretionary authority over certain of its trading accounts.  Mr. Higgins is also solely responsible for the investment activities of the Lee and Kaori Higgins account (the “Higgins Account”).

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since May 30, 2007, the amount of funds expended by FNYS and the Higgins Account was $1,106,133 and $161,464.98 respectively.

Item 4.    Purpose of Transaction

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

Mr. Higgins acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

Mr. Higgins may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. Mr. Higgins may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as disclosed in this Item 4, the Mr. Higgins has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety.

(a)            As of January 30, 2008, the Reporting Persons beneficially own an aggregate of 1,173,954 shares of Common Stock, representing approximately 6.8% of the outstanding Common Stock.1  FNYS beneficially owns 906,590 of such shares, representing approximately 5.3% of the Common Stock outstanding, Mr. Donino beneficially owns 1,033,854 of such shares, representing approximately 6.0% of the Common Stock outstanding, BATL beneficially owns 200,000 shares, representing approximately 1.2 % of the Common Stock outstanding and Mr. Higgins beneficially owns 140,100 shares of Common Stock, representing approximately 0.8% of the outstanding Common Stock.

(b)            Mr. Donino shares dispositive power over 806,490 shares of Common Stock owned by FNYS. As Managing Partner of BATL, Mr. Donino has sole voting and dispositive power over the 200,000 shares of Common Stock owned by BATL. By virtue of his control over the Donino Accounts, Mr. Donino has voting and dispositive power over 27,364 shares of Common Stock, which includes 10,700 held in custody for each of his children, Brittany Donino and Alyson Donino. Mr. Donino disclaims beneficial ownership of the shares of Common Stock owned by FNYS, BATL and the Donino Accounts, except to the extent of his actual economic interest therein.

Mr. Higgins shares dispositive power over 100,100 shares of Common Stock owned by FNYS.  By virtue of his control over the Higgins Account, Mr. Higgins has voting and dispositive power over 40,000 shares of Common Stock.  Mr. Higgins disclaims beneficial ownership of the shares of Common Stock owned by FNYS and the Higgins Account, except to the extent of his actual economic interest therein.

(c)            Except for the transactions set forth in Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(d)            Not applicable.

(e)            Not applicable.

Item 7.    Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows.

A.	Agreement of joint filing, dated January 31, 2007, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

1 Based on 17,150,039 shares of common stock outstanding on November 9, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 31, 2008

            FIRST NEW YORK SECURITIES L.L.C.

            By: /s/ Harris Sufian
           Name: Harris I. Sufian
           Title: Managing Member

            BATL MANAGEMENT LP
            By: /s/ Thomas F. Donino
           Name: Thomas F. Donino
           Title: Managing Partner

            /s/ Thomas F. Donino
            Thomas F. Donino

            /s/ Lee Higgins
            Lee Higgins

SCHEDULE I

All transactions reported in this Schedule were effected on the American Stock Exchange and on one or more electronic communication networks (“ECNs”).

This table sets forth information with respect to each purchase of Common Stock which was effectuated by First New York Securities LLC in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
11/7/2007	B	2,000	4.199	8,398
11/8/2007	B	3,500	4.1914286	14,670
11/28/2007	B	5,000	3.8	19,000
11/29/2007	B	2,000	4.095	8,190
12/4/2007	B	4,400	4.1497727	18,259
12/6/2007	B	200	4.42	884
12/7/2007	B	600	4.3467	2,612.82
12/7/2007	B	10,000	4.4262	44,262
12/7/2007	B	1,000	4.21	4,210
12/10/2007	B	2,000	4.53	9,060
12/11/2007	B	8,250	4.4596	36,791.70
12/12/2007	B	500	4.45	2,225
12/13/2007	B	2,000	4.37	8,740
12/14/2007	B	3,000	4.327	12,981
12/17/2007	B	4,100	4.3168293	17,699
12/17/2007	B	1,100	4.25	4,708
12/18/2007	B	1,000	4.319	4,319
12/19/2007	S	-15,000	4.25	63,749.02
12/19/2007	B	2,100	4.25	8,925
12/20/2007	B	3,300	4.5015152	14,855
12/21/2007	B	3,800	4.5291	17,210.58
12/21/2007	B	5,000	4.506572	22,532.86
12/26/2007	B	5,000	4.8702	24,351
12/28/2007	B	5,000	4.75	23,750
12/28/2007	B	5,000	4.7492	23,746
1/2/2008	B	2,000	4.76	9,520
1/3/2008	B	8,000	4.81125	38,490
1/7/2008	B	800	4.6375	3,710
1/7/2008	B	5,000	4.66	23,300
1/8/2008	B	4,300	4.66	20,038
1/23/2008	B	5,000	4.51	22,550
1/28/2008	B	10,000	4.7271	47,351
1/28/2008	B	100	4.62	462

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Higgins for the Higgins Accounts in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
11/28/2007	B	10,000	3.8	38,008

Exhibit A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  January 31, 2008

                FIRST NEW YORK SECURITIES L.L.C.

                By: /s/ Harris Sufian
               Name: Harris I. Sufian
               Title: Managing Member

                BATL MANAGEMENT LP
                By: /s/ Thomas F. Donino
               Name: Thomas F. Donino
               Title: Managing Partner

                /s/ Thomas F. Donino
                Thomas F. Donino

                /s/ Lee Higgins
                Lee Higgins